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PBP 6/5

09040756

ITEDSTATES
)EXCHANGECOMMISSION
ıgton, D.C. 20549

SEC Mail Processing
Section

MAY 29 2009

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGI Securities (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Wellington Street East, Suite 900
(No. and Street)

Toronto (City) Ontario (State) M5E 1S2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Andrews (416) 864-6477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West (Address), Toronto (City), Ontario (State) M5L 1B2 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGI Securities (USA) Inc, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MGI SECURITIES (USA) INC.

Financial Statements and
Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2009
(With Independent Auditors' Report thereon)

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of MGI Securities (USA) Inc.

We have audited the accompanying statement of financial condition of MGI Securities (USA) Inc. as at March 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 22, 2009

MGI SECURITIES (USA) INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2009

Assets

Cash (note 5)	$ 331,367
Prepaid expenses	236
Total assets	$ 331,603

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 28,023
Taxes payable	974
Total liabilities	28,997
Stockholder's equity:	
Capital stock (note 3):	
Authorized:	
Unlimited common shares	
Issued and outstanding:	
400,100 common shares	287,843
Additional paid-in capital	56,887
Deficit	(42,124)
Total stockholder's equity	302,606
Total liabilities and shareholder's equity	$ 331,603

See accompanying notes to financial statements.

MGI SECURITIES (USA) INC.

Statement of Operations
(Expressed in U.S. dollars)

Year ended March 31, 2009

Revenue:	
Commissions and fees	$ 2,758
Foreign exchange loss	(24,341)
Interest	5,960
Total revenue	(15,623)
Expenses (income):	
Administration	(3,814)
Professional fees	26,200
Regulatory fees	5,283
Capital tax	2,500
Total expenses	30,169
Loss before income tax recovery	(45,792)
Income tax recovery	(1,526)
Net loss	$ (44,266)

See accompanying notes to financial statements.

MGI SECURITIES (USA) INC.

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2009

Capital stock (note 3):	
Balance, beginning of year	$ 400,000
Decrease in capital stock	(112,157)
Balance, end of year	287,843
Paid-in capital	56,887
Deficit:	
Retained earnings, beginning of year	2,142
Net loss	(44,266)
Deficit, end of year	(42,124)
Total stockholder's equity	$ 302,606

See accompanying notes to financial statements.

MGI SECURITIES (USA) INC.

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2009

Cash flows from (used in) operating activities:		
Net loss	$	(44,266)
Adjustments to reconcile net loss to net cash used in operating activities:		
Commissions receivable		1,120
Prepaid expenses		957
Accounts payable and accrued liabilities		(4,277)
Taxes payable		(9,226)
Net cash used in operating activities		(55,692)
Cash flows used in financing activities:		
Decrease in capital stock		(112,157)
Decrease in cash		(167,849)
Cash, beginning of year		499,216
Cash, end of year	$	331,367

See accompanying notes to financial statements.

MGI Securities (USA) Inc. (the "Company") was incorporated under the Canada Business Corporations Act on March 11, 2005. In the United States of America ("U.S."), the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers, through its parent, MGI Securities Inc. Through MGI Securities Inc., the Company has a Clearing Agreement with National Bank Correspondence Network and National Bank Financial. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. Continuing operations of the Company are dependent on MGI Securities Inc.'s ability to attract and retain clients on behalf of the Company.

The Company is a wholly owned subsidiary of MGI Securities Inc., a Canadian-owned and regulated investment dealer. MGI Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada and all major Canadian stock exchanges. The Company's head office is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies are as follows:

(a) Cash:

Cash consists of cash on deposit.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis.

(c) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate their carrying amounts due to their short-term nature or imminent maturity.

1. Significant accounting policies (continued):

(d) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in net loss.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(f) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Related party transactions and balances:

Under an operating agreement dated August 3, 2005, the Company has entered into an arrangement with its parent, MGI Securities Inc., whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

As there was minimal activity in the Company, no management fees were charged to the Company from the parent.

(Expressed in U.S. dollars)

3. Capital stock:

Authorized:	
Unlimited common shares, no par value	
Issued:	
400,100 common shares	$ 287,843

On September 24, 2008, the Company authorized a return of legal stated capital in the amount of $122,157.

On March 31, 2009, the Company authorized an increase in the stated capital in the amount of $10,000 by way of a capital injection by the parent.

4. Regulatory net capital requirement:

In the U.S., as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2009, the Company had net capital of $302,606, which is $52,606 in excess of the required minimum net capital of $250,000.

5. Deposit segregated pursuant to federal and other regulations:

A cash amount of $325,022 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and is included in cash.

6. Income taxes:

The Company files its own federal and provincial tax returns.

For Canadian tax purposes, the Company files a stand-alone tax return.

The taxes payable consist of current income tax payable of $974.

(Expressed in U.S. dollars)

6. Income taxes (continued):

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 applies to all tax positions accounted for in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for the Company commencing the year ended March 31, 2008. The Company has assessed the impact of FIN 48 and determined that there is no material impact on its financial condition or results of operations.

The current income tax recovery of $1,526, as included in the statement of operations, is determined in accordance with FASB Statement No. 109.

A reconciliation of the differences between the expected income tax recovery for income computed at the Canadian statutory income tax rate and the Company's income tax recovery is shown in the following table:

Expected income tax recovery at Canadian federal and provincial tax rates	$ 1,526

MGI SECURITIES (USA) INC.

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in U.S. dollars)

March 31, 2009

Total ownership equity from statement of financial condition, being net capital	$ 302,606
Alternative net capital requirement: 2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater) - net capital requirement	250,000
Excess net capital	$ 52,606
Net capital in excess of 5% of combined aggregated debit items or $120,000	$ 182,606

The calculation above differs from the computation the Company filed on its Focus II filed on April 24, 2009, as outlined below.

Reconciliation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission:

Net capital as reported on Focus II on April 24, 2009	$ 308,784
Foreign exchange adjustment	(6,178)
	$ 302,606

See accompanying independent auditors' report.

MGI SECURITIES (USA) INC.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
(Expressed in U.S. dollars)

March 31, 2009

Credit balances in customers' securities account:		
Customers' securities failed to receive	$	–
Debit balances in customers' cash and margin accounts:		
Failed to deliver of customer securities not older than 30 calendar days		–
3% reduction of aggregate debit items		–
Total debits		–
Reserve computation - excess of total credits over total debits	$	–
Amount of cash held on deposit on "special account for the exclusive benefit of customers"	$	325,022

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2009, filed by the Company on Form X-17A-5.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of MGI Securities (USA) Inc.

In planning and performing our audit of the financial statements of MGI Securities (USA) Inc. (the "Company") as at and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and capital under 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 22, 2009